SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                           For the month of May, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F  X            Form 40-F
                             -----                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                         Yes               No  X
                            -----            -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

This Form 6-K consists of:

The announcement of the resolutions of the first meeting of the third session of the board of directors of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on May 24, 2006.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       China Petroleum & Chemical Corporation



                                                              By: /s/ Chen Ge
                                                                  -----------

                                                                Name: Chen Ge

                                   Title: Secretary to the Board of Directors



Date: May 24, 2006

                               [GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (Stock Code: 0386)

Announcement of the Resolutions of the First meeting of the Third Session of the Board of Directors

                       (Overseas Regulatory Announcement)

-------------------------------------------------------------------------------
China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.
-------------------------------------------------------------------------------

      China Petroleum & Chemical Corporation ("Sinopec Corp") held the first meeting of its Third Session of Board of Directors on the afternoon of 24 May 2006 at Sinopec Corp's head offices. In total 11 directors of Sinopec Corp attended the meeting, thus fulfilling the quorum requirement under Sinopec Corp's articles of association. The meeting was convened and chaired by Mr. Chen Tonghai.


After due consideration, the directors attending this meeting (including the independent directors) passed the following resolutions:


1. THAT Mr. Chen Tonghai be appointed Chairman of the Board of Directors, and that Mr. Zhou Yuan be appointed Vice-Chairman.


2. THAT the following persons shall be appointed as members of the strategic and development, audit, and remuneration and performance evaluation committees:


         1) The strategic and development committee shall be chaired by Mr. Wang Tianpu, the vice-chairmen shall be Mr. Li Deshui, and Messrs. Zhang Jianhua, Wang Zhigang, Yao Zhongmin and Fan Yifei shall be committee members;


         2)The audit committee shall be chaired by Mr. Liu Zhongli, and Mr. Shi Wanpeng and Mr. Li Deshui shall be committee members; and


         3)The remuneration and performance evaluation committee shall be chaired by Mr. Shi Wanpeng and Messrs. Dai Houliang, Liu Zhongli and Li Deshui shall be committee members.


3. THAT, upon the recommendation of the Chairman, Mr. Wang Tianpu be appointed President.


4. THAT, upon the recommendation of the President, Messrs. Zhang Jianhua, Wang Zhigang, Cai Xiyou, and Dai Houliang be appointed as Senior Vice-Presidents; Mr. Dai Houliang be also appointed as the Financial Controller, and Messrs. Zhang Kehua and Zhang Haichao be appointed as Vice-Presidents (please refer to the appendix to this announcement for further information on Messrs. Cai Xiyou, Zhang Kehua, and Zhang Haichao. For further information on the other appointees, please refer to the 2005 annual general meeting announcement published by Sinopec Corp. on 6 April 2006 in the "China Securities Journal", "Shanghai Securities News", and "Securities Times").


5. THAT, upon the recommendation of the Chairman, Mr. Chen Ge be appointed as Secretary to the Board of Directors (please refer to the appendix to this announcement for further information on Mr. Chen Ge).


6. THAT, upon the recommendation of the Directors, the Board appoints Messrs. Wang Tianpu and Chen Ge as Authorised Representatives to The Stock Exchange of Hong Kong Limited and the Authorised Representatives under the Hong Kong Companies Ordinance; and Mr. Huang Wensheng as Securities Representative to the Shanghai Stock Exchange, AND THAT the Secretary to the Board of Directors be authorised to sign any documents necessary to implement this.

                                    For and on behalf of the Board of Directors
                                         China Petroleum & Chemical Corporation
                                                                        Chen Ge
                                            Secretary to the Board of Directors

Beijing, PRC, 24 May 2006


         As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhouyuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.

Enclosure: Personal details


Cai Xiyou, 44, Senior Vice President. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 majoring in petroleum refining automation, and obtained a MBA degree from China Industry and Science Dalian Training center in October 1990. He is a senior economist. From June 1995 to May 1996, he was the Deputy General Manager of Jinzhou Petrochemical Company of the former Sinopec Group Company. From May 1996 to December 1998, he was the Deputy General Manager of Dalian Western Pacific Petrochemical Co., Ltd (WEPEC). From December 1998 to June 2001, he was the Deputy General Manager of Sinopec Sales Company, and from June 2001 to December 2001, he was the Executive Deputy Manager of Sinopec Sales Company. He has been a Director of China International United Petrochemical Company Limited (UNIPEC) since December 2001 and has been the General Manager of UNIPEC from December 2001 to December 2005. He was Vice President of Sinopec Corp. from April 2003 to November 2005. Mr. Cai has been Senior Vice President of Sinopec Corp. since November 2005.


Zhang Kehua, 52, Vice President of Sinopec Corp. Mr Zhang graduated from Shanghai Chemical Engineering University majoring in Chemical and Mechanical Engineering in January 1980. He is a senior engineer and he had his master degree from University of Petroleum majoring in Management Science and Projects in December 2000. He was the Deputy Manager of No 3 Construction Company of Sinopec Corp from February 1994 to April 1996. From April 1996 to December 1998, he was the Vice Director (Deputy Manager of Project Construction Company) of the Project Construction Department of China Petrochemical Corporation. He was the Vice Director of the Project Construction Department of Sinopec Group Company from December 1998 to December 2001 and was the Vice Director of the Project Construction Administration Department of Sinopec Group Company from December 2001 to September 2002. Mr. Zhang was the Director of the Project Construction Administration Department of Sinopec group from September 2002 to October 2004. Mr. Zhang has served as the Assistant Manager and director of Project Construction Administration Department of Sinopec group.

Zhang Haichao, 48, Vice President of Sinopec Corp. Mr. Zhang graduated from Zhoushan Commercial and Technical School in December 1979, specialising in oil storage and transportation. He also graduated from Jilin Petrochemical Institute in July 1985 specialising in recycling of lubricating oil. From January 2001 to June 2002, he participated in the business administration programme at Macau Science & Technology University. He is an economist. He served as a Deputy General Manager of Zhejiang Petroleum Company from March 1998 to September 1999. He served as the General Manager of Zhejiang Petroleum Company from September 1999 to February 2000, and has served as the Manager of Sinopec Zhejiang Petroleum Company from February 2000 to September 2005. He has been Chairman of Sinopec-BP Zhejiang Petroleum Co., Ltd. since April 2004. He was Secretary of the CPC Party Committee and Vice Chairman and Deputy General Manager of Sinopec Oil Products Sales Company from October 2004 to November 2005. He served as an employee representative supervisor of the second session of the Supervisory Committee of Sinopec Corp. from April 2003 to November 2005. He has been Secretary of the CPC Party Committee, Chairman and General Manager of Sinopec Oil Products Sales Company since November 2005. Mr. Zhang has been Vice President of Sinopec Corp. since November 2005.

         Chen Ge, 43, Secretary to the Board of Directors of Sinopec Corp. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 majoring in petroleum refining, and then obtained an MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was Deputy Director-General of Board Secretariat of Sinopec Corp. Mr. Chen has been the Director General of the Board Secretariat since December 2001. Mr. Chen has been the Secretary to the Board of Directors of Sinopec Corp. since April 2003.